UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

025576 109

(CUSIP Number)

J. Casey Crenshaw

470 Orleans St., 7th Floor

Beaumont, Texas 77701

409-883-1115

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	Names of Reporting Persons: JCH Crenshaw Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 1,360,000(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 1,360,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,360,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 14.1%(2)

14	Type of Reporting Person (See Instructions): OO

(1) Includes (i) 35,000 shares of shares of common stock, par value $0.001 of the Company (“Common Stock”) held by JCH Crenshaw Holdings, LLC (“JCH”), (ii) 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, par value $0.001 per share, purchased pursuant to the Securities Purchase Agreement, dated April 13, 2012, between the Company and JCH (the “Securities Purchase Agreement”) at $5.00 per share (the “Series A Preferred Stock”), (iii) 125,000 shares of Common Stock issuable upon exercise of the eight-year warrants purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share (the “Series A-1 Warrants”) and (iv) 200,000 shares of Common Stock issuable upon exercise of the eight-year warrants purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share (the “Series A-2 Warrants” and together with the Series A-1 Warrants, the “Warrants”).

(2) Calculated based upon 9,660,968 shares Common Stock deemed to be outstanding, which includes (i) 8,335,968 shares of Common Stock outstanding as of March 16, 2017 as reported in the Proxy Statement for the 2017 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2017, (ii) 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, (iii) 125,000 shares of Common Stock issuable upon exercise of the Series A-1 Warrants and (iv) 200,000 shares of Common Stock issuable upon exercise of the Series A-2 Warrants.

1	Names of Reporting Persons: J. Casey Crenshaw

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 1,360,000(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 1,360,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,360,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 14.1%(2)

14	Type of Reporting Person (See Instructions): IN

(1) Includes (i) 35,000 shares of Common Stock currently held by JCH, (ii) 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, (iii) 125,000 shares of Common Stock issuable upon exercise of the Series A-1 Warrants and (iv) 200,000 shares of Common Stock issuable upon exercise of the Series A-2 Warrants.  J. Casey Crenshaw may be deemed to share voting and dispositive power over the securities held by JCH; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). J. Casey Crenshaw disclaims any beneficial ownership of the securities owned by JCH in excess of his pecuniary interest in such securities.

(2) Calculated based upon 9,660,968 shares Common Stock deemed to be outstanding, which includes (i) 8,335,968 shares of Common Stock outstanding as of March 16, 2017 as reported in the Proxy Statement for the 2017 Annual Meeting of Stockholders as filed with the Commission on March 27, 2017, (ii) 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, (iii) 125,000 shares of Common Stock issuable upon exercise of the Series A-1 Warrants and (iv) 200,000 shares of Common Stock issuable upon exercise of the Series A-2 Warrants.

This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment”) amends the initial Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”) and  J. Casey Crenshaw, a citizen of the United States of America (“Mr. Crenshaw”, and together with JCH, the “Reporting Persons”) on May 14, 2012 (the “Schedule 13D”) and amends and supplements the Schedule 13D as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 1. Security and Issuer.

This Amendment is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”) of American Electric Technologies, Inc., a Florida corporation (the “Company”).  The principal executive offices of the Company are located at 1250 Wood Branch Park Drive, Suite 600, Houston, Texas 77079.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On March 23, 2017, JCH and the Company entered into the Letter Agreement (as defined and described in Item 6 herein) with respect to the Series A Preferred Stock.

In May 2017, the Reporting Persons initiated confidential discussions with members of the Company’s management team and Board of Directors (the “Board”) regarding the Company’s business, strategy, capital structure, results of operations and financial position, as well as alternative possible transactions involving the Company and the Reporting Persons’ investment in the Company.  JCH and the Company entered into a customary confidentiality agreement on May 20, 2017 to facilitate these discussions.  In connection with these discussions, the Reporting Persons have discussed, and expect to continue to discuss, alternative possible transactions involving the Company and the Reporting Persons’ investment in the Company, which could include, among other things, a sale or other change in control of the Company, preferred or other equity investments in the Company, debt financing transactions involving the Company, mergers, asset sales or other business combination transactions involving the Company, and other alternative possible transactions involving the Company and the Reporting Persons’ investment in the Company.  The Reporting Persons or their affiliates may be party to, or have interests in, such alternative possible transactions.  These alternative possible transactions could relate to or result in matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.    In addition, the Reporting Persons may engage in discussions with respect to the foregoing matters with the Company’s shareholders, lenders and other stakeholders.  However, there is no certainty that any transaction can or will be consummated as a result of any of the discussions contemplated above.

Notwithstanding anything contained herein, the Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically relating to the Company.  The Reporting Persons further reserve the right to add to or reduce their holdings in the Company at any time as circumstances warrant without prior notice.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) is hereby amended and restated in their entirety as follows:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 8,335,968 shares of Common Stock issued and outstanding as reported in the Proxy Statement for the 2017 Annual Meeting of Stockholders as filed with the Commission on March 27, 2017) is as follows:

The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the exercise of the Warrants, and the percent of outstanding Common Stock, beneficially owned by the Reporting Persons. All percentages are calculated on the basis of a total of 9,660,968 shares of Common Stock deemed to be outstanding, which includes (i) 8,335,968 shares of Common Stock outstanding as of March 16, 2017 as reported in the Proxy Statement for the 2017 Annual

Meeting of Stockholders as filed with the Commission on March 27, 2017, (ii) 1,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock, (iii) 125,000 shares of Common Stock issuable upon exercise of the Series A-1 Warrants and (iv) 200,000 shares of Common Stock issuable upon exercise of the Series A-2 Warrants.

	Common Stock		Series A Preferred Stock (on as converted basis)		Warrants		Percent of
Name:	Sole:	Shared	Sole:	Shared:	Sole:	Shared:	Class(1)
JCH Crenshaw Holdings, LLC	0	35,000	0	1,000,000	0	325,000	14.1%
J. Casey Crenshaw	0	35,000	0	1,000,000	0	325,000	14.1%

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each Reporting Person represents the number of shares of Common Stock beneficially owned by the Reporting Person plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such Reporting Person divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) beneficially owned by such Reporting Person.

Mr. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by JCH by virtue of being the sole managing member of JCH pursuant to JCH’s limited liability company agreement. Mr. Crenshaw disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this Amendment shall not be deemed an admission that Mr. Crenshaw are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented in its entirety as follows:

On March 22, 2017, the Company and JCH entered into a letter agreement (the “Letter Agreement”) in connection with that certain Note Purchase Agreement by and among the Company, M&I Electric Industries, Inc., a Texas corporation (“M&I”), South Coast Electric Systems, LLC, a Delaware limited liability company (“South Coast”, and together with the Company and M&I, each a “Borrower”, and collectively, the “Borrowers”), and HD Special-Situations III, LP, a Delaware limited partnership (the “Lender”), dated March 23, 2017 (the “NPA”) and that certain Senior Secured Term Note, dated March 23, 2017, issued by the Borrowers in favor of the Lender (the “Note”).  Pursuant to the Letter Agreement, JCH agreed and acknowledged that until the earlier of (i) the one year anniversary of the Letter Agreement and (ii) the obligations under the NPA being paid in full (the “Standstill Period”), the Company, without the prior written consent of the Lender, would not declare, authorize or pay any dividends in cash to JCH with respect to the Series A Preferred Stock.  Following the expiration of the Standstill Period, for so long as the obligations under the NPA remain outstanding, the Company may, at its sole discretion, declare, authorize or pay dividends in cash to JCH so long as no event of default exists under the Note or would result therefrom.

JCH further agreed that it would not exercise its redemption rights under the Articles of Amendment of Articles of Restatement of Articles of Incorporation of the Company (the “Articles”) during the Standstill Period.  Following the expiration of the Standstill Period, so long as the obligations under the NPA remain outstanding, JCH may compel the Company to redeem the Series A Preferred Stock pursuant to the Articles, provided no event of default exists under the Note or would result therefrom.  JCH agreed that during the Standstill Period it would not to seek enforcement of any other provision not specifically described in the Letter Agreement but contained in the Articles that is inconsistent with the Company’s obligations under Section 4(k) of the NPA.  Following the Standstill Period, for so long as the obligations under the NPA remain outstanding, JCH may seek to enforce any such provisions so long as no event of default exists under the Note or would result therefrom.

A copy of the Letter Agreement is filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Commission on March 23, 2017 and incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit D*	Joint Filing Agreement.

Exhibit E

Letter Agreement, dated March 22, 2017, between American Electric Technologies, Inc. and JCH Crenshaw Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Commission on March 23, 2017).

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2017

JCH CRENSHAW HOLDINGS, LLC

By:	/s/ J. Casey Crenshaw
Name:	J. Casey Crenshaw
Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit D*	Joint Filing Agreement.

Exhibit E

Letter Agreement, dated March 22, 2017, between American Electric Technologies, Inc. and JCH Crenshaw Holdings, LLC (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the Commission on March 23, 2017).

* Filed herewith

Exhibit D

JOINT FILING AGREEMENT

The undersigned agree as follows:

(i) each of them is individually eligible to use the Amendment No. 1 to Schedule 13D to which this Exhibit is attached, and such Amendment No. 1 to Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Amendment No. 1 to Schedule 13D, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 12, 2017

JCH CRENSHAW HOLDINGS, LLC

By:	/s/ J. Casey Crenshaw
Name:	J. Casey Crenshaw
Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

A-1